UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

byNordic Acquisition Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

124420209
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Water by Nordic AB
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,743,743(1)
	6.	Shared Voting Power 2,636,977(2)
	7.	Sole Dispositive Power 2,743,743(1)
	8.	Shared Dispositive Power 2,636,977(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,380,720(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.78%(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 470,000 shares of Class A Common Stock (“Class A Shares”) and (ii) 2,273,743 shares of Class B Common Stock, which are convertible one for one into Class A Shares (“Class B Shares”).

(2)	Represents (i) 470,000 Class A Shares and (ii) 2,166,977 Class A Shares, issuable in respect of 2,166,977 Class B Shares.

(3)	Represents (i) 940,000 Class A Shares and (ii) 4,440,720 Class A Shares, issuable in respect of 4,440,720 Class B Shares.

(4)	Calculated based on (i) 18,190,000 Class A Shares outstanding as of November 9, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) an additional 4,440,720 Class A Shares issuable in respect of 4,440,720 Class B Shares.

1.	Names of Reporting Persons byNordic Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,542,912(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,542,912(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,912(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.82%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 275,000 Class A Shares and (ii) 1,267,912 Class A Shares, issuable in respect of Class B Shares.

(2)	Calculated based on (i) 18,190,000 Class A Shares outstanding as of November 9, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) an additional 4,440,720 Class A Shares issuable in respect of 4,440,720 Class B Shares.

1.	Names of Reporting Persons byNordic Holdings II LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,094,065(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,094,065(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,094,065(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.83%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 195,000 Class A Shares and (ii) 899,065 Class A Shares, issuable in respect of Class B Shares.

(2)	Calculated based on (i) 18,190,000 Class A Shares outstanding as of November 9, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) an additional 4,440,720 Class A Shares issuable in respect of 4,440,720 Class B Shares.

Item 1(a).	Name of Issuer:

byNordic Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Einar Hansens Esplanad 29, Malmo, Sweden, 211 13

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.   Water by Nordic AB

2.   byNordic Holdings LLC

3.   byNordic Holdings II LLC

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

Einar Hansens Esplanad 29, Malmo, Sweden, 211 13

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

124420209

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

	(b)	Percent of Class:

See response to Item 11 on each cover page.

	(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Water by Nordic AB (the “Sponsor”) holds 470,000 Class A Shares and 2,273,743 Class B Shares. byNordic Holdings LLC (“byNordic”) directly holds 275,000 Class A Shares and 1,267,912 Class B Shares and byNordic Holdings II LLC (“byNordic II”) directly holds 195,000 Class A Shares and 899,065 Class B Shares.

The Sponsor controls byNordic and byNordic II and therefore is attributed beneficial ownership over all of the reported securities. As such, included in the Sponsor’s beneficial ownership are 470,000 Class A Shares and 2,166,977 Class B Shares held by byNordic and byNordic II.

The Sponsor’s beneficial ownership represents 23.78% of the Issuer’s outstanding Common Stock, byNordic’s beneficial ownership represents 6.82% of the Issuer’s outstanding Common Stock, and byNordic II’s beneficial ownership represents 4.83% of the Issuer’s outstanding Common Stock. Such percentages were calculated based on (i) 18,190,000 Class A Shares outstanding as of November 9, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 as increased by (ii) 4,440,720 Class A Shares issuable in respect of 4,440,720 Class B Shares.

This filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

Water by Nordic AB

By:	/s/ Jonas Olsson
Name:	Jonas Olsson
Title:	Chairman

byNordic Holdings LLC

By:	byNordic Manager LLC, its manager

By:	/s/ Thomas Fairfield
Name:	Thomas Fairfield
Title:	President of byNordic Manager LLC

byNordic Holdings II LLC

By:	byNordic Manager LLC, its manager

By:	/s/ Thomas Fairfield
Name:	Thomas Fairfield
Title:	President of byNordic Manager LLC

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 9, 2023.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement is being jointly filed, and all amendments thereto will be jointly filed, by Water by Nordic AB, as the main and designated filer, on behalf of each of the persons and entities named below that is named as a reporting person in such filing. Each of the undersigned is responsible for the timely filing of this Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 9, 2023

Water by Nordic AB

By:	/s/ Jonas Olsson
Name:	Jonas Olsson
Title:	Chairman

byNordic Holdings LLC

By:	byNordic Manager LLC, its manager

By:	/s/ Thomas Fairfield
Name:	Thomas Fairfield
Title:	President of byNordic Manager LLC

byNordic Holdings II LLC

By:	byNordic Manager LLC, its manager

By:	/s/ Thomas Fairfield
Name:	Thomas Fairfield
Title:	President of byNordic Manager LLC